Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries	Place of Incorporation
Hong Kong Secoo Investment Group Limited	Hong Kong
Secoo Inc.	United States
Secoo Italia SRL	Italy
Secoo Garden Tradings Sdn. Bhd.	Malaysia
Kutianxia (Beijing) Information Technology Limited	People’s Republic of China
Beijing Zhiyi Heng Sheng Technology Service Co., Ltd.	People’s Republic of China
Variable Interest Entities:
Beijing Wo Mai Wo Pai Auction Co., Ltd	People’s Republic of China
Beijing Secoo Trading Limited	People’s Republic of China
Shanghai Secoo E-commerce Limited	People’s Republic of China
Yichun Secoo E-commerce Limited	People’s Republic of China